Exhibit 99.1

Media Release

April 4, 2014

TELUS closes $1 billion of debt offerings

Average term to maturity now 10.3 years, compared to 5.5 years at the end of 2012

Average cost of long-term debt now 4.89 per cent compared to 5.44 per cent at the end of 2012

Vancouver, B.C. – TELUS announced today it has successfully closed its previously announced offering of $1 billion in senior unsecured notes in two series – $500 million of 7-year Notes with a 3.20 per cent interest rate, Series CO, maturing on April 5, 2021 and $500 million of 30-year Notes with a 4.85 per cent interest rate, Series CP, maturing on April 5, 2044.

The net proceeds will be used to repay bank indebtedness incurred to pay for the 700 MHz spectrum licences and for general corporate purposes.

“With the successful completion of our debt offering today, TELUS once again demonstrated its ability to access the capital markets and take advantage of the low interest rate environment. The continued strength of our balance sheet allows TELUS the unique ability to simultaneously invest in advanced broadband technologies, acquire valuable wireless spectrum for the benefit of our customers, and return significant amounts of cash to our shareholders through our multi-year share purchase and dividend growth programs,” said Darren Entwistle, TELUS President and CEO. “Our sustained focus on strategic investments in our networks and commitment to delivering an exceptional customer experience, has placed TELUS in the rare position globally of delivering sustainable profitable growth in both our wireless and wireline segments.”

The offering was made pursuant to a prospectus supplement dated April 1, 2014 to TELUS’ short form base shelf prospectus dated November 15, 2013 filed with securities regulatory authorities in Canada and the United States.

This media release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any Canadian or U.S. securities regulatory authority, nor has any authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement.

Copies of the short form base shelf prospectus and the prospectus supplement relating to the offering of the Notes filed with securities regulatory authorities in Canada and the United States may be obtained from TD Securities Inc., 222 Bay Street, 7th floor, Toronto Ontario, M5K 1A2 c/o Patrick Scace, telephone 416-308-2172 or e-mail Patrick.Scace@tdsecurities.com.

Forward Looking Statements

This news release contains statements about financial and operating performance of TELUS (the Company) and future events, including with respect to future dividend increases and normal course issuer bids through 2016 that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from that expressed in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and qualified by the assumptions (including assumptions for the semi-annual dividend increases through 2016, ability to sustain and complete multi-year share purchase programs through 2016), qualifications and risk factors referred to in the 2013 annual report, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (on EDGAR at sec.gov). Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance.

About TELUS

TELUS (TSX: T, NYSE: TU) is Canada’s fastest-growing national telecommunications company, with $11.4 billion of annual revenue and 13.3 million customer connections, including 7.8 million wireless subscribers, 3.3 million wireline network access lines, 1.4 million Internet subscribers and 815,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment and video.

For more information, please contact:

Ian McMillan

TELUS Investor Relations

(604) 697-8107

ir@TELUS.com

Shawn Hall

TELUS Media Relations

604-619-7913

Shawn.Hall@TELUS.com